Fortuna Silver Mines signs Acquisition and Option Agreement for the Taviche Oeste Concessions surrounding the San Jose Mine, Mexico

January 24, 2013 -- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to announce that Compania Minera Cuzcatlan S.A. de C.V. (wholly owned subsidiary of Fortuna Silver Mines Inc.) and Plata Pan American S.A. de C.V. (wholly owned subsidiary of Pan American Silver Corp.) have entered into an acquisition and option agreement for the 6,254 hectare Taviche Oeste Concessions immediately surrounding the San Jose Mine in Oaxaca, Mexico. Cuzcatlan will purchase a 55% undivided interest in the Taviche Oeste Concessions for a cash payment of US$4.0 million. Once a production decision is made to develop ore from the Taviche Oeste Concessions, Cuzcatlan will purchase the remaining 45% undivided interest in the property for US$6.0 million.  Plata Pan American will retain a 2.5% net smelter royalty on ore production from this property. The transaction is expected to close January 30th 2013.

“This is an important acquisition for our company, not only does this simplify the mineral tenure immediately surrounding our existing mine and infrastructure, but the acquisition strengthens our exploration portfolio along the trend of current production,” Jorge A. Ganoza, President and CEO commented. “We will be planning an aggressive exploration program to immediately follow up on targets that we have developed.”

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Management Head Office: Carlos Baca- Tel (Lima): +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot- Tel (Toronto): +1.647.725.0813 / Tel (Vancouver): +1.604.484.4085

Media Contact, North America:

Christina Pagano

Breakstone Group

Phone: 212-213-2851

Mobile:  646-382-3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.